June 13, 2006

Nili N. Shah

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Lennar Corporation
Form 10-K for the Fiscal Year Ended November 30, 2005
Form 10-Q for the Fiscal Quarter Ended February 28, 2006
File No. 001-11749

Dear Ms. Shah:

With this letter, Lennar Corporation, responds to your letter dated May 26, 2006, setting forth comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to our above-referenced filings. For your convenience, we have reproduced the full text of each of the Staff’s comments in bold and provided the Company’s response to each such comment immediately thereafter.

Pursuant to Securities Exchange Act Rule 12b-4 and 17 C.F.R. §200.83, we respectfully request confidential treatment for the supplemental information that has been sent under separate cover and those portions of this response letter that incorporate such information. In the event that the Staff receives a request for access to the information for which confidential treatment is requested, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that you notify us immediately so that we may further substantiate this request for confidential treatment. Please address any notifications of a request for access to this confidential information to the undersigned at 700 Northwest 107th Avenue, Miami, FL 33172, with a copy to Mark Sustana, our Secretary and General Counsel, at the same address.

Form 10-K for Fiscal Year Ended November 30, 2005

Management’s Discussion and Analysis, page 15

1.	In light of the continued growth of your investments in unconsolidated entities, please provide greater disclosure in future filings regarding the following, as well as any other information that would provide greater clarity regarding the performance, liquidity, and risks associated with these investments. To the extent that the structures or financial condition of your entities significantly differ, please group those entities with similar characteristics and separately provide the following disclosure for each group:

In your response, please show us what your disclosures will look like.

Response: We will provide in future filings additional disclosures regarding our investments in unconsolidated entities. The following is what the expanded disclosure will look like, using November 30, 2005 information. For convenience, we have inserted in the expanded disclosure the text of each of the Staff’s requests for specific disclosures just before the sample disclosure responding to the request.

At November 30, 2005, we had equity investments in approximately 240 unconsolidated entities. Our investments in unconsolidated entities generally fall into two categories:

1. Land development ventures.

2. Homebuilding ventures.

Our partners in these joint ventures (“JV”) are land sellers, other homebuilders and financial or strategic partners. These ventures enable us to reduce and share our risk by limiting the amount of our capital invested in land, while increasing access to potential future homesites and allowing us to participate in strategic ventures.

As of November 30, 2005, our investments in unconsolidated entities by type of venture were as follows (in millions):

Land development	$1,082.1
Homebuilding	$200.6

Total investment	$1,282.7

Although the strategic purposes of our ventures and the nature of our venture partners vary, the ventures are generally designed to acquire, develop and/or sell specific assets during a limited life time. The ventures are typically structured through non-corporate entities in which control is shared with our venture partners. Each JV is unique in terms of its funding requirements and liquidity needs. We and the other venture participants typically make pro-rata cash contributions to the JV. The capital contributions usually coincide in time with the acquisition of properties by the venture. Additionally, most ventures obtain third-party debt to fund the majority of the acquisition, development and construction costs of the communities. The venture agreements usually permit, but do not require, the ventures to make additional capital calls in the future, but only with the consent of all participants.

•	Various rights, obligations, and restrictions you are subject to with respect to the unconsolidated entities and how they compare to those held by your joint venture partners.

Response: Under the terms of our venture agreements, we generally have the right to share in earnings and distributions of the entities on a pro-rata basis based on our ownership percentage. Some venture agreements provide for different allocation of profit and cash distributions if and when the cumulative results of the venture exceed specified targets (such as a specified internal rate of return). We do not include in our equity in earnings from unconsolidated entities our pro-rata share of unconsolidated entities’ earnings resulting from land sales to our homebuilding divisions. Instead, we account for those earnings as a reduction of our costs of purchasing the land from the unconsolidated entities. This in effect defers recognition of our share of the unconsolidated entities’ earnings related to these sales until we deliver a home and title passes to a homebuyer.

In some instances, we are designated as the manager of the unconsolidated entity and receive fees for such services. In addition, we often enter into option contracts to acquire properties from our JVs for market prices and at specified dates in the future. Option contracts generally require us to make deposits using cash or irrevocable letters of credit toward the exercise price. These option deposits are generally between 10% and 15% of the exercise price. [Please refer to the response to Comment 7 for the impact of option contracts on our evaluation of FIN 46(R).]

In most cases, our risk is limited to our equity contribution and we do not assume obligations to provide additional funding. Venture debt financing is often obtained from third-party lenders on a non-recourse basis. However, in some instances, we and the venture partners provide credit support in the form of repayment guarantees or limited maintenance guarantees. In a repayment guarantee, we and other venture partners guarantee repayment of a portion or all of the debt in the event of a default before the lender would have to exercise its rights against the collateral. In a limited maintenance guarantee, we and venture partners agree to fund any shortfall between the value of the collateral and a specified loan-to-value ratio on the properties. These guarantees are on a joint and several basis with the other venture participants.

We regularly monitor the results of our unconsolidated JVs and any trends that may affect their future liquidity or results of operations. Based on our most recent evaluation of the financial condition of our JVs, we believe that our investment in unconsolidated entities is fully recoverable and it is unlikely that we will be called to perform on any of our guarantees. However, we and other homebuilders have begun to experience slowdowns in demand for homes in certain markets and have increased sales incentives to maintain sales volumes. We will continue to monitor our investments and the recoverability of assets owned by the ventures.

Our arrangements with unconsolidated entities generally do not restrict our activities or those of the other participants. However, in certain instances we agree not to engage in some types of activities that may be viewed as competitive with the activities of these ventures in the localities where the unconsolidated entities do business.

•	Terms of the debt held by your unconsolidated entities, including average interest rates, whether the debt is fixed vs. floating, maturities, amount of principal payments due by period, material covenants, and whether these entities were in compliance with the covenants at the date of your balance sheet.

Response: As discussed above, the unconsolidated entities in which we invest generally supplement equity contributions with third-party debt to finance their activities. In many instances, the debt financing is non-recourse, thus neither we nor the other equity partners are a party to the debt instruments. In other cases, we and the other partners agree to provide credit support in the form of repayment or limited guarantees.

[Although this paragraph is not part of our suggested disclosure, we would like to clarify that we regularly monitor the liquidity, capitalization and operations of each of our approximately 240 JVs. On a monthly basis, we compile and review assets by type (cash, inventory and other), debt, operating liabilities and equity. Monthly monitoring includes analysis of capitalization ratios (e.g. debt to capital and equity as a percent of total assets), as well as changes in our investment balances. Our risk monitoring and reporting processes do not currently require information about the maturities and interest terms related to debt of uncontrolled entities. However, we believe that our disclosures about our investments in unconsolidated entities, their assets and liabilities, revenues and expenses and our exposure under the guarantees appropriately and fully inform financial statement users about the risks we have assumed in connection with these investments.]

Unconsolidated entities in which we have investments are subject to a variety of financial and non-financial debt covenants related primarily to equity maintenance, fair value of collateral and minimum homesite takedown or sale requirements. We monitor the performance of unconsolidated entities in which we have investments on a regular basis to assess compliance with debt covenants. For those unconsolidated entities not in compliance with the debt covenants, we evaluate and assess possible impairment of our investment.

To the best of our knowledge, as of November 30, 2005 and February 28, 2006, all of our unconsolidated JVs were in compliance with their debt covenants in all material respects.

•	Material contractual obligations, commercial commitments, and off balance sheet arrangements associated with your unconsolidated entities.

Response: Material contractual obligations of our unconsolidated JVs primarily relate to the debt obligations described above. Unconsolidated entities generally do not enter into lease commitments because the entities are managed either by us, or another of the venture participants, who supply the necessary facilities and employee services in exchange for market-based management fees. However, they do enter into management contracts with the participants who manage them. Some entities also enter into agreements with developers, which may be us or other venture participants, to develop raw land into finished homesites or to build homes.

The entities often enter into option agreements with buyers, which may include us or other venture participants, to deliver homesites or parcels in the future at market prices. Option deposits are recorded by the entities as liabilities until the exercise dates at which time the deposit and remaining exercise proceeds are recorded as revenue. Any forfeited deposit is recognized as revenue at the time of forfeiture. Our unconsolidated JVs generally do not enter into off balance sheet arrangements.

•	Reasons for the increase in contributions to unconsolidated entities, as well as any material, reasonably likely trends that will affect your liquidity or results of operations.

Response: Our investment in unconsolidated entities has grown in recent years primarily due to (1) our participation in a larger number of ventures in order to increase the number of homesites we have access to while minimizing capital requirements and mitigating market risk and (2) the increase in land prices in recent years.

We believe that our investment in unconsolidated entities is fully recoverable and that it is unlikely we will be called upon to perform on any of our guarantees. However, we and other homebuilders have begun to experience slowdowns in demand for homes in certain markets and have increased sales incentives to maintain sales volumes. We will continue to monitor our investments and the recoverability of assets owned by the ventures.

•	The extent to which contributions to and distributions from unconsolidated entities relate to the same or different entities. In this regard, it is unclear whether all entities have similar liquidity needs throughout the year or whether certain entities have greater liquidity needs or financial difficulties than other entities, which, for example, may have greater funds to distribute back to you.

Response: As described above, the liquidity needs of unconsolidated entities in which we have investments vary on an entity-by-entity basis depending on each entity’s purpose and the stage in its life cycle. During formation and development activities, the entities generally require cash, which is provided through a combination of equity contributions and debt financing, to fund acquisition and development of properties. As the properties are completed and sold, cash generated is available to repay debt and for distribution to members. Thus, the amount of cash available for an entity to distribute at any given time is a function of the scope of the entity’s activities and the stage in the entity’s life cycle.

•	How you determine whether distributions from unconsolidated entities are a return of capital or earnings for the purposes of classification on your statement of cash flows.

Response: We track our share of cumulative earnings and cumulative distributions of our JVs. Cumulative distributions are treated as returns on capital to the extent of accumulated earnings. Cumulative distributions in excess of our share of cumulative earnings are treated as returns of capital. Returns of capital and returns on capital are separately identified and reported in our consolidated statements of cash flows.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 43

2.	Please provide us with a more comprehensive explanation and description of your accounting for condominiums under construction. In particular:

•	Tell us what applicable requirements were not met previous to December 1, 2004, such that the percentage-of-completion method was not used;

Response: We began developing high-rise condominiums in fiscal 2003. During each of fiscal 2003 and 2004, our total condominium sales constituted less than 1% of our homebuilding revenues. Therefore, before December 1, 2004, our experience in developing condominiums was limited both in tenure and volume. Paragraph 37(e) of Statement of Financial Accounting Standards (“SFAS”) No. 66, requires that aggregate sales proceeds and costs be reasonably estimated before profits can be recognized by the percentage-of-completion method on the sale of individual units within a condominium development. Due to our limited experience in developing and selling condominiums, we did not meet the criteria specified in paragraph 37(e) before December 1, 2004.

•	Tell us how you accounted for condominium sales before December 1, 2004;

Response: Before December 1, 2004, profits associated with condominium sales were recognized by the full accrual method upon meeting the criteria specified in paragraph 5 of SFAS 66.

•	Confirm to us that no revenues are recognized before the actual sale of an individual unit;

Response: We do not recognize revenue on individual condominium units unless a sales contract has been executed and all the criteria specified in paragraph 37 of SFAS 66 have been met.

•	Explain the significance of “full” refund, as described in your policy, rather than refund, as described in paragraph 37;

Response: There is no significance of the word “full” preceding the word “refund” in the description of our revenue recognition policy in comparison to the context of the word “refund” used in paragraph 37 of SFAS 66. We will eliminate the word “full” in future filings.

•	Confirm to us and explain how each sale meets the requirements of paragraphs 4 and 12 of FAS 66;

Response: Currently, revenues and net earnings associated with condominiums in which profits are recognized by the percentage-of-completion method are less than 1% of our total revenues and net earnings. Before the recognition of profit on the sale of an individual condominium, we ascertain that the sales price of such condominium is collectible based on the criteria established in paragraph 4 of SFAS 66. Paragraph 4 of SFAS 66 specifies that collectibility of the sales price is demonstrated and supported by the buyer’s initial and continuing investment in the property. In order to ascertain that the initial investment criteria of SFAS 66 has been met before profit recognition under the percentage-of-completion method, we require a down payment on all sales of individual condominiums equal to the required minimum initial investment expressed as a percentage of sales value per paragraph 54 of SFAS 66. In order to ascertain that the continuing investment criterion of SFAS 66 has been met before profit recognition under the percentage-of-completion method, we require that the purchaser of the unit be approved to obtain financing with amortization terms customary with regard to a first mortgage loan issued by an independent established lending institution in accordance with paragraph 12 of SFAS 66. To further take into account uncollectible contracts, we also estimate contracts that will be cancelled based on historical experience when applying the percentage-of-completion method.

•	In addition, clarify the average duration between the signing of a sales contract and the receipt of the down payment and the delivery and occupancy of a condominium unit. Further, clarify to us how you assess whether the buyer of a condominium unit has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit. Refer to paragraph 37(d) of SFAS 66.

Response: The signing of a sales contract and the receipt of a down payment generally occur simultaneously, although a purchaser of the condominium unit is sometimes granted a few days from the signing of a sales contract in which to submit a down payment. The delivery and occupancy of a condominium has generally been up to 3 1/2 years from the signing of the applicable sales contract. From the period commencing with the signing of the sales contract to the delivery of the unit, we actively monitor the credit standing of the purchaser of the condominium and ascertain that approval for financing upon delivery of the condominium, of which the terms meet the criteria established in paragraph 12 of SFAS 66, continues to be in place.

Product Warranty, page 46

3.	We note your roll-forward of warranty activity for the years ended December 31, 2005 and 2004, which includes your warranty expense provision recorded during each of those years. Revise your disclosure in future filings to separately present the amount of the provision recorded that represents the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) for each of the years presented. Refer to paragraph

14b of FIN 45. In your response, please show us what your revised disclosures will look like.

Response: We will revise our disclosure in future filings to separately present the amount of the provision recorded that represents the aggregate changes in the liability for accruals related to pre-existing warranties as follows:

	November 30,
(In thousands)	2005	2004
Warranty reserve, beginning of year	$116,826	116,571
Warranties issued during the year	145,519	91,579
Adjustments to pre-existing warranties from changes in estimates	31,766	50,819
Payments	(149,195)	(142,143)

Warranty reserve, end of year	$144,916	116,826

Our warranty reserve is determined based on historical data and trends in order to cover potential costs related to warranty type claims. We constantly monitor our warranties and make adjustments to our pre-existing warranties in order to reflect changes in trends and historical data as information becomes available.

4.	You disclose that you operate in two segments, Homebuilding and Financial Services, however, we note in your business section and MD&A you separately discuss market regions; East, Central and West. We further note that your MD&A discusses “higher margin states.” Please tell us the factors used to identify your reportable segments and explain why you believe your regions or states are not separate reportable segments pursuant to paragraphs 10-17 of SFAS No. 131. See also paragraph 26 of SFAS 131.

Additionally, provide for us the internal financial information that is regularly provided to the chief operating decision maker as of December 31, 2005 and March 31, 2006.

To the extent you are aggregating any operating segments, please explain to us, in detail, the basis for the aggregation of your operating segments, pursuant to paragraph 17 of SFAS No. 131. To the extent you are aggregating operating segments because you believe your segments are economically similar, please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit is decreasing for one operation and increasing for another).

Response: We operate a national homebuilding business. When we have acquired a homebuilding company, our priority has been to implement our standard national processes regarding the building and marketing of homes in the acquired company as rapidly as possible. We constantly work to increase the standardization of those processes nationwide. Also, whenever possible we purchase materials nationally.

Our homebuilding business is divided into 120 divisions, each of which meets the definition of an operating segment contained in paragraph 10 of Statement of Financial Accounting Standards No. 131 (“SFAS 131”), but none of which meets the quantitative thresholds of paragraph 18 of SFAS 131. We aggregate the divisions into a single reportable segment in accordance with paragraph 17 of SFAS 131 because our homebuilding operations are economically similar and because the activities of our homebuilding divisions are similar in each of the specific areas addressed in paragraph 17 of SFAS 131, as follows:

a)	Our homebuilding divisions produce and market a similar product. Our homebuilding divisions purchase land and build single-family homes. While the homes differ in size, price range and building materials, they all perform the same basic housing function to our customers.

b)	The process by which our homebuilding divisions build homes is fundamentally the same throughout the country, and we continually work on ways to further standardize our processes.

c)	While individual communities often specialize in homes that are likely to appeal to particular types of homebuyers, substantially all of our divisions produce and market communities targeted towards the same general type of customers – buyers of moderately priced, newly built homes.

d)	Our products are all marketed in the same manner, through a combination of on-site sales associates, real estate brokers and local advertising.

e)	All our homebuilding divisions are subject to the same general regulatory environment. Throughout the United States, new homes must comply with a variety of laws and ordinances relating to land use, building materials, construction techniques, design and similar matters. While the specifics of these laws and ordinances vary from locality to locality, the basic regulatory environment is the same throughout the nation.

A quantitative analysis of the economic characteristics of our homebuilding divisions by state is provided under separate cover as Exhibit E, which presents the historical home sale revenues, gross margins, gross margin percentages, operating margins and operating margin percentages over the six-year period beginning with our fiscal year 2000. We used a six-year period because fiscal 2000 was the year we acquired U.S. Home Corporation, which brought us into several new markets and significantly changed our operational structure. We believe that using information prior to fiscal 2000 would not be comparative to the information we presented in our analysis.

Operational management is organized around groups of divisions assigned to regional presidents. Currently, there are ten regional presidents, or persons who function in that capacity. In total, the regional presidents and those other persons oversee our 120 operating divisions. Please see Exhibits A through D below. Regional president responsibilities usually cross state lines and in several instances operations in different areas of a state are managed by different individuals. From time-to-time we move divisions from one regional president to another.

We have determined that the function of our chief operating decision maker (“CODM”), as that term is defined in paragraph 12 of SFAS 131, is accomplished collectively by our Chief Executive Officer (“CEO”) and our Chief Operating Officer (“COO”). Together, our CEO and COO play the principal role in assessing the performance of our homebuilding activities as a whole by reference to the regions overseen by our regional presidents and determining how our resources will be allocated to those homebuilding activities.

Our CODM relies on two reports to manage the allocation of capital and other resources among our homebuilding regions. These reports group divisional results by regional president. This enables the CODM to evaluate the performance of the various regional presidents. We have, under separate cover, enclosed as exhibits to this letter, copies of those reports for our fiscal year ended November 30, 2005 and for our fiscal quarter ended February 28, 2006. The exhibits are labeled as follows:

A.	Comparison of Key Data Report as of February 28, 2006

B.	Comparison of Key Data Report as of November 30, 2005

C.	Statistics Report as of February 28, 2006

D.	Statistics Report as of November 30, 2005

Despite our conclusion that SFAS 131 allows us to aggregate our divisions into a single, national homebuilding reporting segment and that our historical segment reporting is appropriate, we are aware that the Staff has taken the position with other national homebuilders that homebuilding activities should be disaggregated into more than one reportable segment because the Staff believes that is more consistent with the objective and basic principles of SFAS 131. Given the Staff’s position, we propose in future filings to report our homebuilding operations as three geographic homebuilding reporting segments.

As the Staff noted, we have, in external communications to investors, including analyst calls, press releases and public filings, provided information with regard to East, Central and West regions. These were easy groupings for the investing public to understand. As we considered disaggregating our single homebuilding reporting segment, we considered whether these East, Central and West groupings would be appropriate for segment reporting purposes, or whether another combination of divisions would be better. We have concluded that the East, Central and West groupings reflect the way we have discussed our business with analysts and with the investing public and would be appropriate reporting segments, except that the state of Colorado should be in the Central region, not the West region (Colorado and Texas are both overseen by the same regional president). The fact that the proposed East, Central and West reporting segments provide an appropriate manner to report our business is evidenced by the fact that each quarter we hold a West Region Operational Review Meeting, at which we bring together the regional presidents whose regions lie in the Western states (California, Arizona and Nevada) and key people in their regions, a Central Region Operational Review Meeting, at which we bring together the regional presidents whose regions lie in the Central states (Texas, Colorado, Minnesota and Illinois) and key people in those regions, and an East Region Operational Review Meeting, at which we bring together the regional presidents whose regions lie in the Eastern states (Florida, Maryland, North Carolina, New Jersey, South Carolina, Virginia and, recently,

Delaware and New York) and key people in those regions. Therefore, we propose in future filings to report segment information with regard to revised East, Central and West groupings as follows:

East (Delaware, Florida, Maryland, New Jersey, New York, North Carolina, South Carolina and Virginia)

Central (Colorado, Illinois, Minnesota and Texas)

West (Arizona, California and Nevada)

In addition to providing a rational way to view our business, the gross margin percentages of the states within each of the three proposed groupings (which we view as probably the most important single economic metric) have been similar. Over the six years ended November 30, 2005, the range of gross margin percentages for the states within each of the three groupings were:

Region	Six-Year Average Range of Gross Margin Percentages by State
East	16% - 26%*
Central	17% - 27%
West	20% - 28%

*	Because we did not begin building homes in New York until fiscal 2005 and we are just starting to build homes in Delaware, the statistical information we provide regarding the East region does not include our divisions in those states.

In addition to providing disaggregated reportable segment information as described above, we propose in future filings to present data in the Business and Management’s Discussion and Analysis section of our Report on Form 10-K and the Management’s Discussion and Analysis section of our Report on Form 10-Q, which reflects trends affecting our homebuilding business, on the basis of the revised groupings described above rather than on the basis of the former East, Central and West regions.

Note 6. Investments in Unconsolidated Entities, page 51

5.	Please tell us your consideration of FIN 45 with respect to the accounting for the limited maintenance guarantees of $761.1 million, if you do not believe that the fair value of these limited maintenance guarantees is material, please disclose this fact in future filings and tell us your basis for materiality assessment, including the amounts involved.

Response: With respect to the accounting for the limited maintenance guarantees, the limited maintenance guarantees related to our unconsolidated entities only apply if an unconsolidated entity defaults on its loan arrangements and the value of the collateral (generally land and improvements) is less than a specified percentage of the loan balance. If we are required to make a payment under a limited maintenance guarantee to bring the value of the collateral above the specified percentage of the loan balance, the payment would constitute a capital contribution or loan to the unconsolidated entity and increase our share of any funds it distributes. In accordance with FIN 45, limited maintenance guarantees should be fair valued and disclosed if material. As of November 30, 2005, the fair value of the limited maintenance guarantees was approximately $30 million, or 0.2% of our total assets of $12.5 billion, which is not quantitatively or qualitatively material to our total assets. In future filings, we will disclose the fact that the fair value of the limited maintenance guarantees is immaterial.

Note 8. Other Liabilities, page 53

6.	Please tell us and disclose in future filings, the nature and amounts of the various liabilities included in Other of $1,137,622. Refer to Rule 5-01.24 of Regulation S-X.

Response: Our Other balance includes accrued product warranty, accrued interest, accrued tax reserves, deferred revenue, customer deposits and other miscellaneous liabilities. There are no items that have been aggregated in our Other balance of $1,137,622 that are in excess of 5% of our total liabilities. For this reason, we believe our current disclosure complies with Rule 5-01.24 of Regulation S-X.

Note 17. Consolidation of Variable Interest Entities, page 64

7.	We note that you have various joint ventures, unconsolidated entities and land options that are consolidated as a result of your FIN 46(R) analysis. We further note that you have determined that there are VIEs for which you are not considered the primary beneficiary and therefore do not consolidate their financial information. With regards to your unconsolidated entities, please provide us with your analysis of FIN 46(R), how you determined whether or not these entities are VIEs, and for those entities that you have determined are VIEs, your basis for determining that you are not the primary beneficiary. As part of your response, please include discussion of your consideration of your equity interests, guarantees, option contracts, management fees, and any other variable interests, as well as the impact of your related party partners (i.e. LNR) in forming your conclusions.

Response: We review our investments in each of our 240 unconsolidated entities at inception and upon a reconsideration event to determine whether it is a variable interest entity (“VIE”), and if so, whether we are the primary beneficiary.

Determination of VIE

We first determine if the entity in which we are investing is a VIE as described in paragraph 5 of FIN 46(R). In order to determine if the unconsolidated entity is a VIE, we evaluate the following criteria:

a.	We first determine whether there is sufficient equity at risk to permit the entity to finance its operations without additional subordinated financial support. This evaluation is performed first considering qualitative factors regarding the structure of the entity and whether the entity is able to obtain non-recourse, third-party financing without additional subordinated support from the equity investors. We also prepare a financial model to ensure that the equity at risk exceeds expected losses. If the equity at risk is not greater than the expected losses, then we conclude the entity is a VIE.

b.	If the equity investors of the entity lack decision making ability, do not absorb expected losses, or do not receive expected residual returns, then the entity is a VIE. However, substantially all of the entities in which we invest are designed such that equity holders do share control through their voting interests and do absorb losses and receive returns.

c.	Paragraph 5(c) of FIN 46(R) is a two-tiered test. The first test considers whether the voting rights of the entity’s investors are disproportionate compared to the investors’ pecuniary interests in the entity’s economics/cash flows. In applying this test, we determine whether the voting rights of the investors are proportionate to the equity investors’ obligations to absorb expected losses or receive expected residual returns from all of the variable interests in the JV, not just those associated with the equity investment.

The second test considers whether “substantially all” of the JV’s “activities” either involve or are conducted on behalf of the equity investor that has disproportionately few voting rights. The equity investor that has disproportionately few voting rights is the party for which its pecuniary interest in the entity exceeds such party’s voting interest in the entity. The term “activities” as used in this context is considered relative to the nature of the business activities of the entity being evaluated and typically will not relate necessarily to the economic interests. Additionally, we consider qualitative measures to determine whether the entity’s activities involve or are conducted on behalf of an investor with disproportionately few voting rights.

If an entity fails both tests, then we conclude the entity is a VIE.

Determination of Primary Beneficiary

If we determine an entity is a VIE, we then determine if we are the primary beneficiary of the entity and are therefore required to consolidate the entity. In many cases, the design of the entity and its governing documents will make it apparent whether the entity effectively disburses risk among the equity holders or whether one of the venture participants is the primary beneficiary of the entity. Where this is not readily apparent, we prepare a financial model to assess if one party absorbs more than 50% of the expected losses. If a party does absorb a majority of the expected losses, then that party is the primary beneficiary. If no party absorbs a majority of the expected losses, then we examine the expected residual returns. If one party absorbs a majority of the expected returns, then that party is the primary beneficiary. If no party absorbs a majority of the expected losses or receives a majority of the expected returns, then no party is the primary beneficiary.

When required, the calculation and allocation of expected losses and returns for variable interests is performed as follows:

Equity Interests

Expected losses and returns are allocated based on the terms of the JV’s operating agreement.

Guarantees

Guarantees are considered in our FIN 46(R) analysis. Since the majority of our JVs have debt, the bank may require us and the other participant(s) to provide a repayment guarantee on the debt. This JV debt is guaranteed on a joint and several basis with each partner responsible for its pro rata portion of the guarantee and we assess the credit risk of our other partner.

Option Contracts

We have option contracts to acquire land owned by certain of the JVs. In accordance with paragraph 12 of FIN 46(R), we consider options to be a variable interest in the entity when (1) we hold other variable interests in the entity in addition to the option or (2) we option greater than 50% of the entity’s assets but do not hold other variable interests. Where the option is determined to be a variable interest, the variability of the option contract is included in our calculation of expected losses and expected returns for purposes of determining if we are the primary beneficiary.

Management Fees

Management fees that are paid to us for services provided to a JV represent another possible variable interest. We consider fees paid to us as variable interests when (1) we hold other variable interests in the entity that, in the aggregate, would absorb more than a trivial amount of the JV’s expected losses and (2) we are not subject to substantive kick-out rights. We include management fees in our analysis to determine whether the voting rights are disproportionate compared to the economics of the JV and whether the entity is established substantially all for our benefit.

Other Variable Interests

We currently do not have any variable interests in our JVs, other than those described above.

Reconsideration Events

According to paragraph 7 of FIN 46(R), an entity that previously was not subject to FIN 46(R) shall not become subject to it simply because of losses in excess of its expected losses that reduce the equity investment. We reconsider the initial determination of whether an entity is a variable interest entity if one or more of the following occur:

a.	The entity’s governing documents or contractual arrangements change in a manner that changes the characteristics or adequacy of the entity’s equity investment at risk.

b.	The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of the entity.

c.	The entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity’s expected losses.

d.	The entity receives an additional equity investment that is at risk, or the entity curtails or modifies its activities in a way that decreases its expected losses.

These factors result in a reconsideration of whether the entity is a VIE. Additionally, only events that substantively change the design of an entity or the ownership of variable interests in the entity such that the determination of whether (1) the entity’s at-risk equity investment is sufficient or (2) the rights or obligations provided to holders of the entity’s at-risk equity are characteristic of a controlling financial interest, could require a reconsideration of the entity.

If a reconsideration event occurs and the entity is determined to be a VIE, then we prepare an analysis previously discussed in the determination of primary beneficiary section.

Related Parties

According to FIN 46(R), an equity investor with a variable interest should treat variable interests in that same entity held by its related parties as its own interests for the purpose of determining the primary beneficiary. Related parties that we consider when applying FIN 46(R) are as follows:

•	Affiliates

•	Management

•	Directors

•	Members of immediate families of the principal owners of the JV

•	Other parties that control or significantly influence the management or operating policies of the others to the extent that one of the transacting parties may be prevented from fully pursuing its own separate interests

•	Another party that can significantly influence the management or operating policies of the transacting parties and can significantly influence the others to an extent that one or more of the transacting parties might be prevented from pursuing its own interests.

Based on the above, our partners are not considered related parties in accordance with SFAS 57. We do not believe that LNR Property Corporation is a related party because although the family of Mr. Stuart Miller, our President and Chief Executive Officer, owns a 20.4% interest (passive investment) in the privately-owned entity that owns LNR, neither Mr. Miller nor anybody else in his family is an officer or director, or otherwise is involved in the management of LNR or its parent. Furthermore, funds managed by a single private investment firm own a majority interest in LNR’s parent.

8.	You state that your exposure to loss related to your option contracts with third parties and unconsolidated entities is $741.6 million, as well as letters of credit posted in lieu of deposits. Please tell us and disclose, in future filings, the amount of these letters of credit posted in lieu of cash deposits.

Response: The amount of the letters of credit posted in lieu of cash deposits related to our option contracts with third parties and unconsolidated entities was approximately $400 million. We will disclose the amount of letters of credit posted in lieu of cash deposits in our future filings.

9.	Please revise your disclosures in future filings to provide further information regarding your option contracts, including general terms, exercise periods and expiration dates, any other requirements and restrictions on exercise, and how you determine impairment of the options. Please also clarify the amount of option contracts with third parties vs. option contracts with unconsolidated entities. In your response, please show us what these disclosures will look like.

Response: We will provide in future filings additional information regarding our option contracts, including the information requested by the Staff. We are providing below a sample of our proposed disclosure:

In our homebuilding operations, we acquire land through option contracts, which generally enables us to defer acquiring portions of properties owned by third parties (including land funds) and unconsolidated entities until we are ready to build homes on them.

A majority of our option contracts require a non-refundable cash deposit or irrevocable letter of credit based on a percentage of the purchase price of the land. These options are generally rolling options, in which we acquire homesites based on a predetermined takedown schedule. Our option contracts often include price escalators, which adjust the purchase price of the land to its approximate fair market value at time of the acquisition. The exercise periods of our options vary on a case-by-case basis, but generally range from one-to-ten years.

Our investments in option contracts are stated in our financial statements at cost unless those investments are determined to be impaired, in which case our investments are written down to fair market value. We monitor market conditions, among other factors, to determine if our investments in particular options are impaired. No material impairment charges were recorded during the years ended November 30, 2005, 2004 or 2003.

At November 30, 2005, we had access through options to 222,119 homesites, of which 127,013 were through option contracts with third parties and 95,106 were through options with unconsolidated entities in which we have investments.

Note 19. Supplemental Financial Information, page 67

10.	Please clarify whether the guarantor and non-guarantor subsidiaries for each of your guaranteed debt issuances are the same. If not, please tell us why you have not separately disclosed condensed consolidating financial information for each debt issuance.

Response: The guarantor and non-guarantor subsidiaries are the same for each of our guaranteed debt issuances, and each such debt issuance ranks equally with our credit facility as well as with notes issued in our recently established commercial paper program, which are guaranteed by the same guarantor subsidiaries.

11.	Please clarify whether the guarantees for each of your debt issuances are joint and several. If so, please state this fact in future filings. If not, please tell us how you comply with Rule 3-10(f).

Response: The guarantees of our debt issuances are joint and several, subject to limitations as to each guarantor designed to eliminate fraudulent conveyance concerns. We will disclose this information where appropriate in future filings.

* * * * *

As requested by the Staff, Lennar Corporation acknowledges the following:

•	Lennar Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Lennar Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above, together with the supplemental information provided under separate cover, fully address the Staff’s comments. We will appreciate your informing us as soon as possible that those responses do in fact satisfactorily address the Staff’s comments. That is particularly important with regard to the response to Comment 4. It envisions a change in the way we have presented information. We would like to implement the change in our Report on Form 10-Q that is due on July 10, 2006. However, we would not want to implement the change if the Staff did not feel it satisfied their concern about our segment reporting. If you have any questions or comments regarding this filing, please contact me by telephone at 305.559.4000 or by telecopy at 305.229.6650.

Thank you for your attention.

With best regards,

/s/ Bruce E. Gross
Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation

Enclosures

cc:	Melissa N. Rocha, CPA, Division of Corporation Finance
David Bernstein, Esq., Clifford Chance US LLP
Peter Pruitt, CPA, Deloitte & Touche LLP
Stuart Miller, President and Chief Executive Officer, Lennar Corporation
Jonathan Jaffe, Vice President and Chief Operating Officer, Lennar Corporation
Mark Sustana, Secretary and General Counsel, Lennar Corporation